Exhibit 99.10

 CONSENT OF EXPERT
March 30, 2020
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Ertan Uludag, do hereby consent to the filing of the written disclosure regarding: (i) the “Technical Report, Efemçukuru Gold Mine, Turkey” effective December 31, 2019; (ii) the “Technical Report, Olympias Mine, Greece” effective December 31, 2019; and (iii) the mineral resources of the Efemcukuru, Olympias and Stratoni projects, and other information pertaining to these projects and the use of my name in the Annual Information Form for the year ended December 31, 2019 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2019 (the “Form 40-F”), and any amendments thereto, the Company’s Registration Statement on Form F-10, as amended (File No. 333-233055), and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF and Annual Report on Form 40-F.

By:	/s/Ertan Uludag
Ertan Uludag, P.Geo.
Eldorado Gold Corporation
Resource Geologist